EXHIBIT 99.3

Eviation Aircraft Ltd.

Eviation Aircraft Announces Voluntary Filing of Form 15

Eviation Aircraft Ltd. (EVTNF:OTC) (the “Company”) today announced that it is filing a Form 15 with the United States Securities and Exchange Commission (the "Commission" or "SEC") to voluntarily deregister its ordinary shares and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a result of the filing, the Company will no longer be required to file certain reports under the Exchange Act, including annual reports on Form 20-F and reports on Form 6-K. Other filing requirements will terminate upon the effectiveness of deregistration, which is expected to occur 90 days after the filing of the Form 15 with the Commission.

The Company is eligible to file a Form 15 to suspend and ultimately terminate its reporting obligations because it has less than 300 record holders of its ordinary shares.

Upon suspension of its reporting obligations, there can be no assurance that any broker-dealer will make, or continue to make, a market in the Company's ordinary shares.

After a detailed analysis and thoughtful deliberation of the advantages and disadvantages of being an SEC reporting company, the Company's Board of Directors unanimously voted to file the Form 15.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our periodic reports filed with the Securities and Exchange Commission. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission.